August 12, 2005

Joyce Sweeney, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Columbia Bancorp Form 10-K for the period ended December 31, 2004
File No. 0-24302

Dear Mrs. Sweeney:

Thank you for your recent comments concerning Columbia Bancorp’s (the “Company”) Form 10-K filing for the period ended December 31, 2004. We welcome any assistance in improving our compliance with disclosure requirements or the clarity of our disclosures. The following is a summary of your comments and our detailed response:

Financial Statements

Consolidated Statements of Cash Flows, page 46

1.	We note you sold loans held for investment purposes during each of the years ended December 31, 2004, 2003 and 2002. Please tell us the following:

•	The nature of the loans sold;

Columbia Bancorp Response - The Company’s Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 detail “Loan sales” in the Cash Flows Provided by Investing Activities section of the statement in the amounts of $46,931,000, $8,958,000 and $16,971,000, respectively. These cash flows were derived from the sale of participations in certain loan relationships to other financial institutions in an effort to manage the amount of credit exposure to certain borrowers. The nature of this activity involves the origination of fixed term loans and lines of credit by the Company and subsequent participation of a portion of the loan, on or about the date of origination or advance. Participations are with unaffiliated third parties under the terms of a participation agreement. The Company essentially funds the loan or line of credit advance and, effectively, receives a portion of the funded amount from a third party, in accordance with the terms of the participation agreement.

In future filings, we will modify the title “Loans Sold” to state “Loan Participations Sold” in order to more appropriately describe related cash flows.

August 12, 2005

•	The reasons for the sales;

Columbia Bancorp Response - The Company maintains an internal lending limit, as well as a legal lending limit, which precludes the extension of credit above a predefined threshold. In order to serve the customers’ needs and provide an adequate level of financing, the Company may share or participate a portion of the loan amount with a third party.

•	Why these loans were not classified as loans held for sale.

Columbia Bancorp Response - These loans were not classified as loans held for sale because there is effectively no outstanding balance of the “participated” portion of the loan on the Company’s books during the life of the loan. Loans are participated at the time of origination or line of credit advance, in accordance with the corresponding participation agreement, and are not carried in inventory.

Note 1 – Summary of Significant Accounting Policies

Investment Securities Held-to-Maturity and Available-for-Sale, page 51

2.	We note your disclosures that the carrying values of securities held-to-maturity and available-for-sale are adjusted for premium amortization to the earlier of the maturity or expected call date and discount accretion to the maturity date. Please tell us the following:

•	The method you use to amortize premiums and discounts into interest income;

Columbia Bancorp Response - The calculation used to amortize premiums and accrete discounts into interest income is referred to as the interest or constant yield method that is based on paragraph 18 of FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated With Originating or Acquiring Loans and Initial Direct Costs of Leases (“FASB Statement No. 91”). This method amortizes premiums and accretes discounts recognizing an amount in earnings each month that produces a constant yield equal to the market yield at the date of purchase.

•	Separately quantify premiums and discounts amortized into interest income during each period presented;

Columbia Bancorp Response - The following represents a breakdown of investment security premium amortization and discount accretion for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Held-to-Maturity
Amortization	$(19,936)	$(135,099)	$(124,187)
Accretion	17,114	19,056	28,307
Available-for-Sale
Amortization	(160,694)	(79,605)	(3,578)
Accretion	18,194	18,101	30,517
Total
Amortization	(180,630)	(214,704)	(127,765)
Accretion	35,308	37,157	58,824

August 12, 2005

The following represents the outstanding unamortized balance at December 31:

	2004	2003	2002
Held-to-Maturity
Premium	$91,122	$186,297	$368,107
Discount	(174,299)	(159,110)	(160,421)

Available-for-Sale
Premium	614,664	514,295	63,015
Discount	(402,667)	(413,351)	(340,776)

Total
Premium	705,786	700,592	431,122
Discount	(576,966)	(572,461)	(501,197)

The above balances reflect the result of additional premiums and discounts on bond purchases, less reductions for amortization, sales, calls, etc. during the corresponding year.

•	Why you use the earlier of the maturity or expected call date for premium amortization but the maturity date for discount accretion.

Columbia Bancorp Response - Paragraph 19 of FASB Statement No. 91 states, “the calculation of the constant effective yield necessary to apply the interest method shall use the payment terms required by the loan contract, and prepayments of principal shall not be anticipated to shorten the loan term.” In general, the period of amortization or accretion for debt securities should extend from the purchase date to the maturity date, not an earlier call date. However, FASB Statement No. 91 also requires that interest income shall not be recognized to the extent that the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.

The Company accretes the discount on bonds over a period that extends to the maturity date in accordance with FASB Statement No. 91. The Company views this treatment as the most conservative approach to income recognition. With respect to bonds purchased at a premium, however, it is general securities industry practice to amortize premiums over a period ending with the earlier of the expected call date or maturity date. The Company follows this practice, again, primarily because it results in the most conservative recognition of income. This treatment substantially eliminates the potential for overstating the yield on such investments in the event of changing market price levels over the life of the instrument. In addition, if the Company were to observe theoretical application of FASB Statement No. 91, recognizing premium amortization to the maturity date, the Company’s calculated net investment in the bond would likely increase to an amount greater than the amount at which the Company could settle the obligation. This inequity would be due to the application of accounting treatment different than standard industry practice.

It is our intention to provide complete explanations for any and all questions that arise during the course of your review process. Again, we welcome any suggestions for changes or improvements related to our disclosure process.

August 12, 2005

The Company hereby confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you require further information or clarification, please do not hesitate to contact me at 410-423-8020.

Sincerely,

Columbia Bancorp

/s/ James P. Radick
James P. Radick
Chief Financial Officer